

March 26, 2015

Via E-mail
Mr. Chris Bellairs
Executive Vice President and Chief Financial Officer
Dean Foods Company
2711 North Haskell Avenue, Suite 3400
Dallas, TX 75204

  Re: Dean Foods Company
    Form 10-K for the Fiscal Year Ended December 31, 2014
    Filed February 17, 2015
    File No. 001-12755

Dear Mr. Bellairs:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Brad Skinner

        Brad Skinner
        Senior Assistant Chief Accountant